SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of January 2011
Commission File Number 1-15028
China Unicom (Hong Kong) Limited
(Exact Name of Registrant as Specified in Its Charter)
75/F, The Center,
99 Queen’s Road Central, Hong Kong
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☑	Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐.)
(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐.)
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

EXHIBITS

FORWARD-LOOKING STATEMENTS

SIGNATURES

EXHIBITS

Exhibit Number

1	Announcement relating to preliminary estimate of 2010 annual results.
FORWARD-LOOKING STATEMENTS
This announcement contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements may include, without limitation, statements relating to the Company’s competitive position; the Company’s business strategies and plans, including those relating to the Company’s networks, services and products, as well as sales and marketing, in particular, such networks, services, products, sales and marketing in respect of the Company’s 3G business; the Company’s future business condition, future financial results, cash flows, financing plans and dividends; the future growth of market demand of, and opportunities for, the Company’s new and existing products and services, in particular, 3G services; and future regulatory and other developments in the PRC telecommunications industry.
The words “anticipate”, “believe”, “could”, “estimate”, “intend”, “may”, “seek”, “will” and similar expressions, as they relate to us, are intended to identify certain of these forward-looking statements. The Company does not intend to update any of these forward-looking statements.
The forward-looking statements contained in this announcement are, by their nature, subject to significant risks and uncertainties. In addition, these forward-looking statements reflect the Company’s current views with respect to future events and are not a guarantee of the Company’s future performance. Actual results may differ materially from those expressed or implied in the forward-looking statements as a result of a number of factors, including, without limitation:
•
changes in the regulatory regime and policies for the PRC telecommunications industry, including changes in the regulatory policies of the Ministry of Industry and Information Technology, the State-owned Assets Supervision and Administration Commission, and other relevant government authorities of the PRC;

•	changes in the PRC telecommunications industry resulting from the issuance of 3G licenses by the central government of the PRC;

•	effects of tariff reduction and other policy initiatives from the relevant PRC government authorities;

•	changes in telecommunications and related technologies and applications based on such technologies;

•	the level of demand for telecommunications services, in particular, 3G services;

•
competitive forces from more liberalized markets and the Company’s ability to retain market share in the face of competition from existing telecommunications companies and potential new market entrants;

•	effects of competition on the demand and price of the Company’s telecommunications services;

•	the availability, terms and deployment of capital and the impact of regulatory and competitive developments on capital outlays;

•	effects of the Company’s restructuring and integration following the completion of the Company’s merger with China Netcom Group Corporation (Hong Kong) Limited;

•	effects of the Company’s adjustments in its business strategies relating to the personal handyphone system, or PHS, business;

•	effects of the Company’s acquisition from its parent companies of certain telecommunications business and assets, including the fixed-line business in 21 provinces in southern China, in January 2009;

•	changes in the assumptions upon which the Company have prepared its projected financial information and capital expenditure plans;

•
changes in the political, economic, legal and social conditions in the PRC, including the PRC Government’s policies and initiatives with respect to economic development in light of the recent global economic downturn, foreign exchange policies, foreign investment activities and policies, entry by foreign companies into the PRC telecommunications market and structural changes in the PRC telecommunications industry; and

•	the recovery from the recent global economic downturn inside and outside the PRC.
Please also see the “Risk Factors” section of the Company’s latest Annual Report on Form 20-F, as filed with the U.S. Securities and Exchange Commission.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM (HONG KONG) LIMITED (Registrant)
Date: January 31, 2011	By:	/s/ Chang Xiaobing
		Name:	Chang Xiaobing
		Title:	Chairman and Chief Executive Officer

Exhibit 1
Hong Kong Exchange and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.
(incorporated in Hong Kong with limited liability)
(Stock Code: 0762)
ANNOUNCEMENT
Relating to Preliminary Estimate of 2010 Annual Results
This announcement is made by the Company in relation to the estimated annual results of the Company for the year ended 31 December 2010.
The financial information contained in this announcement is only a preliminary estimate of the Company and has not been audited by the Company’s auditors. Shareholders of the Company and investors are advised to exercise caution when dealing in the shares of the Company.
This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.
China Unicom (Hong Kong) Limited (the “Company”) makes the following announcement relating to the estimated annual results of the Company for the year ended 31 December 2010.
1.	ESTIMATED RESULTS FOR THE REPORTING PERIOD
1.1	Estimated Results Period: 1 January 2010 to 31 December 2010

1.2
Estimated Results:
Based on the preliminary calculations by the Company in accordance with International Financial Reporting Standards and Hong Kong Financial Reporting Standards, profit attributable to equity holders of the Company for the year ended 31 December 2010 is estimated to decrease by over 50% compared to the profit attributable to equity holders of the Company for the year ended 31 December 2009 (as further discussed in Section 2 below).

1.3
Preliminary Estimate of Unaudited Results Only:
Please note that the financial information contained in this announcement is only a preliminary estimate of the unaudited results of the Company for the year ended 31 December 2010 and may be different from the financial information to be set out in the Company’s audited annual results for the year ended 31 December 2010 which are currently expected to be announced in March 2011.

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2.	MAIN FACTORS CONTRIBUTING TO THE ESTIMATED RESULTS
Although revenue of the Company had grown rapidly in 2010, there is high pressure on the Company’s earning in 2010 due to the fast increase of depreciation and amortization, networks, operations and support expenses, as well as selling expenses, particularly the 3G handset subsidy, in relation to the initial operation stage of the Company’s 3G business.
For the reasons above, the Company expects that the profit attributable to equity holders of the Company for the year ended 31 December 2010 will decrease by over 50% compared to the profit attributable to equity holders of the Company for the year ended 31 December 2009.

By Order of the Board of
China Unicom (Hong Kong) Limited
Chu Ka Yee
Company Secretary
Hong Kong, 28 January 2011
As at the date of this announcement, the Board of Directors of the Company comprises:

Executive directors	:	Chang Xiaobing, Lu Yimin, Zuo Xunsheng and Tong Jilu

Non-executive director	:	Cesareo Alierta Izuel

Independent non-executive directors	:	Cheung Wing Lam Linus, Wong Wai Ming, John Lawson Thornton, Timpson Chung Shui Ming and Cai Hongbin

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